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                                   EXHIBIT 11


                      THE VILLAGE GREEN BOOKSTORE, INC.

                   COMPUTATION OF EARNINGS PER COMMON SHARE

                                     Three Months Ended   Six Months Ended
                                            July 28,          July 28,
                                              1996              1996
                                          ------------      ------------
Primary Earnings Per Share (1)
- --------------------------

Net Loss After Taxes                     $  (665,027)       $ (1,125,067)

Weighted Average
      Common Shares Outstanding            3,741,355           3,741,314

Primary Loss Per Share                   $     (0.18)       $      (0.30)



(1) Warrants and options, which are potentially dilutive, were not considered in the calculations because these items were anti-dilutive due to the net losses incurred during the reporting period.





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